SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 18, 2016

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Commission File Number: 001-32827

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MACRO BANK INC.

(Translation of registrant’s name into English)

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Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 18, 2016.

Buenos Aires, April 18, 2016

To.

Comisión Nacional de Valores

(Argentine Securities and Exchange

Commission)

Re.: Relevant Event

Dear Sirs:

We are contacting you in relation to the General Ordinary and Special Shareholders’ Meeting of Banco Macro S.A. (the “Bank”) convened for next April 26 at 11:00 am.

As regards the above we inform you that on the date hereof the Bank received a notice from the Argentine National Board of Companies in which the State holds a Stake (Dirección Nacional de Empresas con Participación del Estado) of the Secretariat of Economic Policy and Development Planning (Secretaría de Política Económica y Planificación del Desarrollo) of the Ministry of Economy and Public Finance, whereby, pursuant to the provisions of Executive Decree No. 1278/12 and SPEyPD Resolution No. 110/12, such Board informs that the shareholder FGS-ANSES has decided to vote its shares by the system of cumulative voting in accordance with Articles 263 and 289 of Argentine Business Companies Act. No. 19,550 in connection with the appointment of the Bank’s regular and alternate directors and statutory auditors (síndicos) and their alternates, the following points of the agenda:

6) Appoint five regular directors and three alternate directors who shall hold office for three fiscal years.

7) Appoint five regular directors who shall hold office for two fiscal years.

8) Appoint three regular directors who shall hold office for one fiscal year.

9) Designate regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

Yours sincerely,

Luis Carlos Cerolini
Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 18, 2016

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director